ERIC M. HELLIGE

Partner

DIRECT TEL: 212-326-0846

FAX: 212-326-0806

ehellige@pryorcashman.com

March 20, 2019

Via Edgar

Ms. Lilyanna Peyser

Ms. Jennifer López-Molina

Ms. Mara L. Ransom

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Greenlane Holdings, Inc.
Registration Statement on Form S-1
Originally Submitted August 14, 2018
CIK No. 0001743745

Ladies and Gentlemen:

On behalf of our client, Greenlane Holdings, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we hereby submit in electronic form the accompanying Registration Statement on Form S-1 of the Company (the “Registration Statement”), marked to indicate changes from the draft Registration Statement on Form S-1 that was initially submitted to the Securities and Exchange Commission (the “Commission”) on a confidential basis pursuant to the Division of Corporate Finance procedures for draft registration statement processing announced on June 29, 2017.

The Registration Statement reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated February 11, 2019 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of the Registration Statement and to the prospectus included therein.

Securities and Exchange Commission

March 20, 2019

The Company has asked us to convey the following responses to the Staff:

Prospectus Summary

Recent Private Financing, page 11

1.	We note your disclosure that the convertible promissory notes will automatically settle into shares of Class A common stock in connection with the closing of this offering at a settlement price equal to 80% of the initial public offering price. We also note your disclosure that in connection with the sale of such convertible promissory notes, you have agreed with each purchaser of at least $5 million principal amount of the notes, that the underwriters will provide such noteholders the option to purchase additional shares of Class A common stock in this offering. Please revise your disclosure on page 12 to include the number of shares of Class A common stock to be issued if the holders of at least $5 million principal amount of the notes, purchase additional shares of Class A common stock in this offering. In this regard, we note that you have only included a placeholder for the shares of Class A common stock to be issued pursuant to the settlement price of 80% of the initial public offering price.

Response: The Company advises the Staff that any additional shares of Class A common stock issued to the holders of at least $5 million principal amount of the convertible notes will be shares issued as part of the existing offering. As described on page 11 of the Registration Statement, the Company agreed with each purchaser of at least $5 million principal amount of the convertible notes to use commercially reasonable efforts to cause the managing underwriters of this offering to offer to such purchasers the option to purchase in this offering a number of shares of Class A common stock equal to 50% of the principal amount of convertible notes purchased by such purchaser divided by the price per share of the Class A common stock sold in this offering. The Company advises the Staff that should any such purchaser elect to accept this offer to purchase additional shares of Class A common stock, such shares of Class A common stock will be allocated by the underwriters in ordinary course as part of the existing offering and will not increase the number of shares of the Company’s Class A common stock to be issued in this offering. The Company also advises the Staff that none of the purchasers of at least $5 million principal amount of the convertible notes is an affiliate of the Company.

Therefore, the Company respectfully submits that the potential number of shares of Class A common stock to be issued to such purchasers is already included in the existing disclosure on page 12, and no additional disclosure should be required.

Securities and Exchange Commission

March 20, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of Nine Months Ended September 30, 2018 and 2017

Net Sales, page 95

2.	We note your explanation of several factors that explain why net sales increased in the nine months ended September 30, 2018 as compared to the comparative period. The increases attributed to the addition of new product lines and the new distribution agreements with key suppliers do not fully explain the entire increase. Please describe the material reasons for all portions contributing to the increase. If your disclosure regarding the increase in the number of sales representatives is intended to explain the rest of the increase, please address how the increase in sales representatives quantitatively impacted net sales.

Response: As the unaudited financial statements of the Company for the nine months ended September 30, 2018 are no longer included in the Registration Statement, the Company has complied with the Staff’s comment by including disclosure in response to this comment in the comparison of the results of operations for the years ended December 31, 2018 and 2017 on page 91 of the Registration Statement explaining in greater detail the material reasons for the increase in net sales for the 2018 period as compared to the 2017 period.

* * *

If the Staff has any questions with respect to the foregoing, please contact me at (212) 326-0846.

Very truly yours,

/s/ Eric M. Hellige
Eric M. Hellige

cc:	Aaron LoCascio

Greenlane Holdings, Inc.

Larry W. Nishnick, Esq.

DLA Piper LLP US